# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Redwire Corp, CIK 0001819810
CUSIP: 75776W103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8226 PHILIPS HIGHWAY, SUITE 101, JACKSONVILLE, Florida (FL), 32256
Date of event which requires filing of this statement: 07/17/2025
Amends the filing with accession number 0000950103-22-019514
Filed by CIK 0001309111
Persons authorized to receive notices and communications: Bain Capital Credit Member LLC, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital Credit Member, LLC (CIK 0001309111): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,747,138; sole dispositive power 0; shared dispositive power 19,747,138; aggregate amount beneficially owned 19,747,138 (12.1% of the class)
- BCC Redwire Aggregator, L.P. (CIK 0001953825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,747,138; sole dispositive power 0; shared dispositive power 19,747,138; aggregate amount beneficially owned 19,747,138 (12.1% of the class)
  Comment: *The shares of common stock of Redwire Corporation, par value $0.0001 per share ("Common Stock") shown in Item 11 of each cover page above are initially issuable upon conversion of approximately 60,228.77 shares of Series A Convertible Preferred Stock of Redwire Corporation, a Delaware corporation ("Issuer"), par value $0.0001 per share ("Convertible Preferred Stock"). BCC Redwire Aggregator, L.P. ("BCCR") is the record owner of these shares of Convertible Preferred Stock.
  
  ** For purposes of calculating beneficial ownership, the total number of shares of outstanding Common Stock is 143,175,792 as of June 18, 2025, of which (i) 77,285,845 were outstanding on June 13, 2025, as set forth in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) on June 17, 2025, (ii) approximately 49,764,847 were issued on June 13, 2025, as set forth in the Issuer's Form 8-K filed on June 13, 2025, (iii) 15,525,000 were issued on June 18, 2025, as set forth in the Issuer's Form 8-K filed on June 18, 2025, and (iv) 600,100 were issued following the election of the underwriters to partially exercise their over-allotment option under the RRCA (as defined below), and as such outstanding amount is increased by the 19,747,138 shares of Common Stock issuable upon the conversion of the 60,228.77 shares of Convertible Preferred Stock beneficially owned by the Reporting Persons (as defined below).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Redwire Corp
Address of issuer's principal executive offices: 8226 PHILIPS HIGHWAY, SUITE 101, JACKSONVILLE, Florida (FL), 32256
Comment: This Amendment No. 6 (this "Sixth Amendment") amends the Schedule 13D filed with the U.S. Securities and Exchange Commission on November 10, 2022, as amended by Amendment No. 1 filed on December 5, 2022, as further amended by Amendment No. 2, filed on January 22, 2025, as further amended by Amendment No. 3, filed on June 10, 2025 (the "Third Amendment"), as further amended by Amendment No. 4, filed on June 17, 2025 (the "Fourth Amendment"), and as further amended by Amendment No. 5, filed on June 23, 2025 (the "Fifth Amendment") (as amended by this Sixth Amendment, this "Schedule 13D") on behalf of Bain Capital Credit Member, LLC and BCCR (collectively, the "Reporting Persons").

## Item 4. Purpose of Transaction
Purpose of transaction:
Redemption of Convertible Preferred Stock

Pursuant to the terms of that certain Registration Rights Coordination Agreement, dated June 8, 2025, by and among the Issuer, the Reporting Persons, AE Industrial Partners Fund II, L.P. and AE Industrial Partners Structured Solutions I, L.P. (the "RRCA"), on June 18, 2025, the Reporting Persons provided notice to the Issuer of their election to receive the Repurchase Proceeds (as defined in the RRCA) in connection with the underwriters' election to partially exercise their over-allotment option in respect of 600,100 shares of Common Stock relating to the Issuer's offering of Common Stock pursuant to the Issuer's final prospectus supplement dated June 16, 2025, which constituted an "Offering" under the RRCA.

Pursuant to the RRCA, the Issuer was obligated to repurchase 432.76 shares of Convertible Preferred Stock from the Reporting Persons on the terms set forth in the RRCA.

The Issuer agreed to notify the Reporting Persons in writing if there is an exercise of the greenshoe option in connection with the Offering, after which the Reporting Persons will, pursuant to the RRCA, have five business days to exercise their rights with respect to those incremental net proceeds.

The foregoing description of the RRCA does not purport to be complete and is qualified in its entirety by reference to the full text of the RRCA, a copy of which is filed as Exhibit A, and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in Items 2, 3 and 4 are hereby incorporated by reference into this Item 5(a).

The percentage of the Issuer's outstanding shares of Common Stock beneficially owned by the Reporting Persons is based on 143,175,192 shares of Common Stock outstanding as of June 18, 2025, of which (i) 77,285,845 were outstanding on June 13, 2025, as set forth in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) on June 17, 2025, (ii) approximately 49,764,847 were issued on June 13, 2025, as set forth in the Issuer's Form 8-K filed on June 13, 2025, (iii) 15,525,000 were issued on June 18, 2025, as set forth in the Issuer's Form 8-K filed on June 18, 2025, and (iv) 600,100 were issued following the election of the underwriters to partially exercise their over-allotment option under the RRCA, and as such outstanding amount is increased by the 19,747,138 shares of Common Stock issuable upon the conversion of the 60,228.77 shares of Convertible Preferred Stock held by the Reporting Persons.

As of the date hereof, BCCR beneficially owned approximately 60,228.77 shares of Convertible Preferred Stock. Pursuant to the terms of the Certificate of Designation filed with the Delaware Secretary of State and effective October 28, 2022, as of the date hereof, such shares were convertible into approximately 19,747,138 shares of Common Stock, which amount is no longer subject to the previously disclosed conversion blocker which limited beneficial ownership of the Reporting Persons to 20.4%.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own in the aggregate 19,747,138 shares of Common Stock, which constitutes approximately 12.1% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in Item 5(a) is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information.

Other than as disclosed in Item 4 of this Sixth Amendment, Item 4 of the Fifth Amendment, Item 4 of the Fourth Amendment and Item 4 of the Third Amendment, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days of this Sixth Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Registration Rights Coordination Agreement, dated as of June 8, 2025, by and among Redwire Corporation, BCC Redwire Aggregator, L.P., AE Industrial Partners Fund II, L.P., and AE Industrial Partners Structured Solutions I, L.P. (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed with the SEC by the Issuer on June 9, 2025).

Exhibit B Form of Lock-Up Agreement, as Exhibit A to the Underwriting Agreement, dated as of June 16, 2025, by and among Redwire Corporation, J.P. Morgan Securities LLC, BofA Securities, Inc. and Morgan Stanley & Co. LLC, as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the current report on Form 8-K filed with the SEC by the Issuer on June 18, 2025).

## Signatures
- Bain Capital Credit Member, LLC: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Associate General Counsel, Capital Markets (07/21/2025)
- BCC Redwire Aggregator, L.P.: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Associate General Counsel, Capital Markets (07/21/2025)